amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

02034340

82-4867

02 MAY 22 AM 10:

To: Company:	The Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	22 May 2002
Pages: Including cover page	9.

SUPPL

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

P.P.

Robyn Fry
General Counsel & Company Secretary

FILE No.
82-4867

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

22 May 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

pp.

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/05/2002

TIME: 11:18:53

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Shareholder Presentation

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

FAXED 22/05/02

To:	Company Announcements Office
Company:	Australian Stock Exchange Limited
Fax:	1300 300 021
From:	Robyn Fry – Company Secretary
Fax:	03 – 9208 4356
Date:	22 May 2002
Pages: Including cover page	5

FACSIMILE COVER SHEET

Please find attached Shareholder Presentation dated 22 May 2002.

Australian Stock Exchange
AML000151

Yours sincerely

Robyn Fry
Company Secretary

AMRAD CORPORATION LIMITED

Board Restructure and Strategy Update

Professor John Mills

Shareholder Presentation
22 May 2002

Board Restructure

- Mr Olaf O'Duill and Mr Bob Moses have joined the Board
  - Mr O'Duill is director of Sigma, McPhersons, Envestra, Tower, Sunraysia Televison and Rocklea Spinning Mills
  - Mr Moses recently retired as VP, CSL - he spent 17 years at multinational pharmaceutical Eli Lilly
- Mr Jeremy Curnock Cook and Mr Hank Nordhoff have resigned from the Board

New Board

• Mr Olaf O'Duill	Chairman
• Professor John Mills	Deputy Chairman
• Dr Sandra Webb	Managing Director
• Ms Helen Cameron	Non-executive Director
• Mr Ian Ferres	Non-executive Director
• Mr Bob Moses	Non-executive Director

New Board Brings Balance

- Balanced representation for major shareholder
- Balanced mix of commercial and bio-technology skills to
  - Take Amrad forward
  - Maximise value for all stakeholders
- Board will continue to review strategy and operations
  - Any new initiatives will be communicated after thorough review
  - Meanwhile, business as usual

Strategy Overview

- Creating Value
  - Portfolio Approach to product development
  - High probability projects and optimising their commercialisation
- Focus on 3 C's
  - Core Competencies in R&D
  - Collaboration to fast-track development
  - Commercialisation to maximize value

Achievements to Date

- Pipeline reviewed – new priorities, focused resources, clear milestones
- Project management approach redesigned – rigorous selection process, management efficiencies
- One Phase II and one Phase I/II clinical trials completed on time
- AM365 Phase II clinical trial ahead of schedule

FILE No. 82-4867

Current Position

- Two compounds in Phase II clinical trials
- Three compounds in early stage development
- 20 projects in the discovery stage
- Over 300 patents and patent applications
- Review of in-licensing strategies commenced

Outlook

- Continuing focus on driving towards commercialisation
- AM365: Results of Phase II study in chronic hepatitis by Q4 2002
- AM336
  - Full results of Phase I/II safety study due in May 2002
  - 3 month toxicology study to start Q2 2002
  - Phase II study in chronic pain to start Q1 2003
- AM36
  - Data received and under review for stroke indications
  - Decision to develop in house or out license by Q3 2002
- Implementation of SOCS commercialisation strategy underway
- 2 new preclinical development candidates by Q4 2002
- Potential partners for IL-13R asthma development identified

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

02 MAY 22 AM 10:

To: Company:	The Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	22 May 2002
Pages: Including cover page	7.

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P. [signature]

Robyn Fry
General Counsel & Company Secretary

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

22 May 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

pp.

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No.
82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/05/2002

TIME: 09:18:59

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Amrad Board Changes Agreed-General Meeting Cancelled

FILE No. 82-4867

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

FAXED 22/05/02

To: Company Announcements Office
Company: Australian Stock Exchange Limited
Fax: 1300 300 021

From: Robyn Fry – Company Secretary
Fax: 03 – 9208 4356

Date: 22 May 2002
Pages: 3
Including cover page

FACSIMILE COVER SHEET

Please find attached media release.

Australian Stock Exchange
AML000150

Yours sincerely

Robyn Fry
Company Secretary

amrad.
amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

CIRCADIAN
TECHNOLOGIES
LIMITED
ABN 32 006 340 567
10 Wallace Avenue, Toorak
Victoria 3142 Australia
P.O. Box 23, Toorak,
Victoria 3142 Australia
Telephone: +61 3 9826 0399
Fax: +61 3 9824 0083

NEWS RELEASE
22 May 2002

AMRAD BOARD CHANGES AGREED – GENERAL MEETING CANCELLED

Amrad Corporation Limited and Circadian Technologies Limited today announced changes to the composition of the Amrad Board following discussions between representatives of Fibre Optics (Aust) Pty Ltd (a Circadian subsidiary) and Amrad. The changes are:

- Mr Olaf O'Duill and Mr Bob Moses have been appointed to the Board;
- Mr O'Duill has been appointed Chairman and Professor John Mills as Deputy Chairman; and
- Mr Jeremy Curnock Cook and Mr Hank Nordhoff have resigned from the Board.

As a result, the general meeting of Amrad shareholders scheduled for Wednesday 22 May 2002 has been cancelled.

The Amrad Board now comprises:

- Mr Olaf O'Duill — Chairman
- Professor John Mills — Deputy Chairman
- Dr Sandra Webb — Managing Director
- Ms Helen Cameron — Non-executive Director
- Mr Ian Ferres — Non-executive Director
- Mr Bob Moses — Non-executive Director

Professor Mills said he was pleased that agreement had been reached.

"We welcome the new Board members and look forward to working together to further Amrad's business strategy," he said.

"Amrad will continue the focused development of its discovery and development portfolio, which includes compounds in Phase II clinical trials and a strong pipeline of discovery projects."

Professor Mills paid tribute to the significant contributions that Jeremy Curnock Cook and Henry Nordhoff had made to the company over the periods of their service.

Mr O'Duill said he and Bob Moses were delighted to join the Amrad Board.

"We look forward to working with the Board, management and staff in maintaining Amrad's reputation as a major participant in the Australian biotechnology industry and to assist in driving shareholder value," he said.

Mr O'Duill is a director of Sigma Limited, McPhersons Limited, Envestra Limited, Tower Limited, Sunraysia Television Limited and Rocklea Spinning Mills Limited.

Mr Moses recently retired as Vice President of CSL Limited. He has also spent 17 years in various management roles at the multinational pharmaceutical company, Eli Lilly.

Fibre Optics (Aust) Pty Ltd, a wholly-owned subsidiary of Circadian Technologies Limited, served notice on Amrad on 26 March 2002 requiring directors to call a general meeting of shareholders. It proposed resolutions to remove two non-executive Amrad directors, Mrs Helen Cameron and Mr Jeremy Curnock Cook, and the Chairman, Professor John Mills; and, resolutions to appoint three Fibre Optics nominees as directors, Mr Ian Davis, Mr Olaf O'Duill and Mr Robert Moses.

For further information please contact:
Anne Hayward, Amrad, 613 9208 4320 or 0419 893 922
Suzie Batten, Hinton & Associates, 613 9600 1979 or 0419 546 104
Graeme Kaufman, Fibre Optics (Aust) Pty Ltd, 03 9826 0399 or 0409 013 063